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                                                                  EXHIBIT (G)(5)

                      FORM OF PRESS RELEASE ISSUED BY THE
                        COMPANY, DATED FEBRUARY 18, 1997
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[TITAN WHEEL LOGO]
NEWS RELEASE FROM TITAN WHEEL INTERNATIONAL, INC.                      NYSE:TWI
                                                      Contact: Phillip Stanhope
                                  Titan Corporate Communications: (515)265-9438
                                                              February 18, 1997

For immediate release

             TITAN ANNOUNCES FIFTH CONSECUTIVE YEAR OF RECORD SALES

Quincy, IL.--- Titan Wheel International, Inc. (NYSE:TWI) is pleased to announce our fifth consecutive year of record annual sales. Sales totaled $634.6 million for the year ended December 31, 1996.

During the fourth quarter, Titan called for redemption of its 4 3/4 percent convertible subordinated notes due in the year 2000. On December 30, 1996, $56.6 million, or 66 percent of the notes, were converted into 4.5 million shares of Titan common stock at a price of $12.50, while $28.7 million, or 34 percent, of the notes were redeemed for cash. Additionally, the cash redemption required a one-time charge of $1.3 million related to the redemption of the convertible notes.

Titan also completed the acquisition of the French wheel company, Delachaux, in December 1996. The company, which was renamed Titan France SA, will initially conduct business under the name Titan Delachaux. The company has two manufacturing facilities in France which produce wheels and rims for the European off-highway market.

"We appreciate the high percentage of former note holders who chose to convert their notes into Titan stock," stated Maurice Taylor Jr., president and CEO of Titan. "Our French acquisition is another example of Titan's goal to provide comprehensive service for our customers abroad, in addition to North America. Titan and our shareholders can look forward to an exciting year in 1997 as we sharpen our focus on our core markets of off-highway tires and wheels and target further global expansion."

Net sales for the fourth quarter were $144.6 million, compared to $158.3 million in 1995. Year-to-date sales were $634.6 million, an increased of $11.4 million over sales of $623.2 million in the previous year. Income from operations for the fourth quarter was $10.1 million, compared to $19.5 million a year ago. Year-end income from operations was $67.3 million, compared to $73.1 million in 1995. Net income for the fourth quarter was $4.7 million, compared to $9.7 million for that quarter of the previous year. Year-to-date net income was $35.4 million, compared to $38.0 million in 1995.

Fourth quarter net sales, income from operations, and net income were lower than the previous year due to the divestiture of the assets of our non-core businesses, namely Automation International and Tractech, in the second and third quarters of 1996 respectively. Included in the fourth quarter and year-end 1996 interest expense in a one-time charge of $1.3 million related to the redemption of the convertible subordinated notes. Without this charge, fully diluted earnings per share would have been three cents higher per share on both a quarter and year-to-date basis. Fully diluted earnings per share for the fourth quarter were $.18 compared to $.35 in the previous year's fourth quarter, bringing fully diluted earnings per share to $1.30 year-to-date, compared to $1.50 for 1995.

Titan Wheel International, Inc., is a leading global supplier of mounted tire and wheel systems for off-highway vehicles used in agriculture, construction, mining, military, recreation and grounds care. Titan has manufacturing and distribution facilities throughout the U.S. and Europe.



                                     -MORE-
2701 Spruce Street -  Quincy, Illinois  -  62301   -  (217) 228-6011

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                 [TITAN WHEEL INTERNATIONAL, INC. LETTERHEAD]




TITAN ANNOUNCES EARNINGS, ADD 1
--------------------------------------------------------------------------------


                       TITAN WHEEL INTERNATIONAL, INC.
                  Consolidated Condensed Statements of Income
       For the three and twelve months ended December 31, 1996 and 1995




                                     Three Months Ended      Twelve Months Ended
Amounts in thousands except
 earnings per common share data         December 31,               December 31,
                                     -------------------------------------------
                                     1996        1995        1996        1995
                                     ----        ----        ----        ----
Net sales                          $144,584    $158,283    $634,553    $623,183

Cost of sales                       124,219     127,230     526,875     507,457

Realignment costs                         0           0      10,324           0
                                   --------    --------    --------    --------
 Gross profit                        20,365      31,053      97,354     115,726


Selling, general & administrative     9,744      11,127      43,674      40,615

Research & development                  538         457       2,743       2,056

Gain on sale of assets                    0           0     (16,330)          0
                                   --------    --------    --------    --------

  Income from operations             10,083      19,469      67,267      73,055


Interest expense (see note a)         2,946       3,251      10,725      12,045

Minority interest                         0         787       2,082       1,210

Other income                           (332)       (792)     (2,521)     (3,480)
                                   --------    --------    --------    --------
  Income before taxes                 7,469      16,223      56,981      63,280


Provision for income taxes            2,788       6,477      21,603      25,297
                                   --------    --------    --------    --------


 Net income                        $  4,681    $  9,746    $ 35,378    $ 37,983
                                   ========    ========    ========    ========


Earnings per common share:

 Primary                           $    .21    $    .43    $   1.57    $   1.91

 Fully diluted                     $    .18    $    .35    $   1.30    $   1.50


Average common shares and
 equivalents outstanding:

 Primary                             22,210      22,504      22,515      19,933

 Fully diluted                       28,853      29,384      29,322      27,460


NOTE A: Included in the fourth quarter and year-end 1996 interest expense is a one-time charge of $1.3 million related to the redemption of the convertible notes. Without this charge, fully diluted earnings per share would have been three cents higher per share on both the quarter and year-to-date basis.



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